EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: 5/15/2025

ARTISAN PARTNERS ASSET MANAGEMENT INC,
for itself and as the general partner of
ARTISAN PARTNERS HOLDINGS LP

By: Gregory K. Ramirez* _____

ARTISAN INVESTMENTS GP LLC,
for itself and as the general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By: Gregory K. Ramirez * _____

ARTISAN PARTNERS FUNDS, INC.

By: Gregory K. Ramirez * _____

*By: _/s/ Gregory K. Ramirez_____
    Gregory K. Ramirez
    Executive Vice President of Artisan Partners Asset
    Management Inc.
    Vice President of Artisan Investments GP LLC
    President and Chief Executive Officer of Artisan Partners
    Funds, Inc.